Exhibit 99.14

Consent of Leonardo de Moraes Soares

The undersigned hereby consents to (i) the references to, and the information derived from, the technical report entitled "São Jorge Gold Project, Pará State, Brazil. Independent Technical Report on Mineral Resources", dated effective November 22, 2013 and amended and restated January 15, 2014; and (ii) the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Information Form for the fiscal year ended November 30, 2020 of GoldMining Inc. (the "Company") being filed as an exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended November 30, 2020, being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto.

/s/ Leonardo de Moraes Soares
Leonardo de Moraes Soares, BSc(Geologist), MAIG.

Dated: March 1, 2021